UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CROCS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options To Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

227046109

(CUSIP Number of Common Stock Underlying Class of Securities)

Erik Rebich, Esq.

General Counsel and Secretary

Crocs, Inc.

6328 Monarch Park Place

Niwot, Colorado 80503

(303) 848-7000

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Nathaniel G. Ford, Esq.

Jason Day, Esq.

Faegre & Benson LLP

3200 Wells Fargo Center

1700 Lincoln Street

Denver, Colorado 80203

(303) 607-3500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$314,323	$17.54

* Calculated solely for purposes of determining the filing fee.  The calculation of the transaction valuation assumes that all options to purchase 5,081,823 shares of common stock that are eligible to participate in this offer will be purchased by the issuer.  These options have an aggregate value of $314,323 calculated based on a Black-Scholes option pricing model. The actual transaction value will be based on the number of options tendered, if any, which may result in a lower aggregate amount.

**The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2009, equals $55.80 per million dollars of the transaction value.

☒   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $17.54	Filing Party: Crocs, Inc.
Form or Registration No.: Schedule TO-I, File No. 5-81777	Date Filed: April 2, 2009

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 2, 2009, as amended by Amendment No. 1 dated April 8, 2009 (the “Schedule TO”), relating to an offer by Crocs, Inc. to purchase for cash certain outstanding stock options granted under Crocs, Inc.’s 2005 Equity Incentive Plan and Crocs, Inc.’s 2007 Equity Incentive Plan (the “Offer”).

This Amendment No. 2 reports the results of the Offer and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.  Except as amended and supplemented hereby, all terms of the Offer and all disclosures set forth in the Schedule TO and the amendments and exhibits thereto remain unchanged.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

The Offer expired at 11:59 p.m., Mountain Time, on April 30, 2009.  Pursuant to the Offer, Eligible Employees validly tendered for purchase 2,315,951 Eligible Options, and the Company accepted for purchase all such Eligible Options.  Of the Eligible Options accepted for purchase, 817,700 were issued under the 2007 Plan and will be available for future issuance under such plan.  The Company will promptly pay an aggregate of $120,611 to the Eligible Employees participating in the Offer.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CROCS, INC.

Date: May 5, 2009	By:	/s/ Russell C. Hammer
Russell C. Hammer
Chief Financial Officer, Senior Vice
President - Finance and Treasurer

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